Law Office of Michael Spadaccini
12531 El Camino Real, Unit A
San Diego, CA 92130
858.350.5183
fax: 619.374.2027

November 17, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

VIA EDGAR
RE: AmeriResource Technologies, Inc.

To Whom It May Concern:

This office represents AmeriResource Technologies, Inc.. I am submitting this correspondence in connection with, and accompanying, AmeriResource Technologies, Inc.'s PRE 14C and DEF 14C, ("Filing"). The purpose of this correspondence is to key our responses to comments received by your office following our original filing.

My responses are numbered to correspond to your office's comments.

1. We have added page numbering as requested.

2. We have revised the portions of the Filing that suggest the proposed stock split is to be "up to" one-for-forty; the stock split shall be one-for-forty, without further determination or conditions.

3. We have corrected the reference to paying cash in lieu of fractional shares.

Per the Commission's request, we hereby acknowledge the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Michael Spadaccini!

Michael Spadaccini!